

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2025

Joseph Michael Redmond
Chief Executive Officer
Odyssey Health, Inc.
2300 West Sahara Avenue, Suite 800 - #4012
Las Vegas, NV 89102

> **Re: Odyssey Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2025**
> **File No. 333-289233**

Dear Joseph Michael Redmond:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joshua D. Brinen, Esq.